Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2017 and 2016
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2017	2017
ASSETS
Current Assets
Cash and cash equivalents	18	$66,274	$73,003
Short-term investments		46,986	23,466
Trade and other receivables		1,205	1,311
Inventories		13,631	8,710
Due from a related party	10	25	92
Prepaids and deposits		3,972	4,250
		132,093	110,832
Non-current Assets
Long-term prepaids and deposits		962	959
Reclamation deposits		5,363	5,054
Investment in an associate	3	33,902	8,517
Other investments	4	6,800	1,207
Plant and equipment	5	68,814	65,201
Mineral rights and properties	6	223,935	206,200
TOTAL ASSETS		$471,869	$397,970
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$34,799	$30,374
Deposits received		7,351	6,798
Income tax payable		5,037	2,985
		47,187	40,157
Non-current Liabilities
Deferred income tax liabilities		31,516	27,692
Environmental rehabilitation		13,215	12,186
Total Liabilities		91,918	80,035
Equity
Share capital		230,844	232,155
Share option reserve	7	14,343	13,325
Reserves		25,409	25,409
Accumulated other comprehensive loss	8	(32,164)	(50,419)
Retained earnings		74,089	42,651
Total equity attributable to the equity holders of the Company		312,521	263,121

Non-controlling interests	9	67,430	54,814
Total Equity		379,951	317,935

TOTAL LIABILITIES AND EQUITY		$471,869	$397,970
Commitments and contingencies	17

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2017	2016	2017	2016
Sales	16(c)	$44,352	$47,838	$131,590	$129,407
Cost of sales
Production costs		15,553	14,921	45,839	42,863
Mineral resource taxes		1,255	1,361	3,683	2,802
Depreciation and amortization		4,378	5,178	13,291	15,861
		21,186	21,460	62,813	61,526
Gross profit		23,166	26,378	68,777	67,881

General and administrative	11	4,915	3,950	13,958	12,462
Government fees and other taxes	12	902	1,050	2,433	3,476
Foreign exchange (gain) loss		(236)	(444)	2,490	(536)
Loss on disposal of plant and equipment	5	148	392	324	457
Gain on disposal of NSR	4	-	-	(4,320)	-
Share of loss (income) in associate	3	142	126	511	(160)
Dilution gain on investment in associate	3	(822)	-	(822)	-
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	3, 8	18	-	18	-
Impairment of plant and equipment and mineral rights and properties		-	-	-	181
Other income		(1,560)	(201)	(1,867)	(324)
Income from operations		19,659	21,505	56,052	52,325

Finance income	13	822	647	2,046	1,615
Finance costs	13	(112)	(161)	(329)	(685)
Income before income taxes		20,369	21,991	57,769	53,255

Income tax expense	14	4,302	5,353	13,586	14,091
Net income		$16,067	$16,638	$44,183	$39,164

Attributable to:
Equity holders of the Company		$12,718	$13,115	$34,800	$30,167
Non-controlling interests	9	3,349	3,523	9,383	8,997
		$16,067	$16,638	$44,183	$39,164

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.08	$0.08	$0.21	$0.18
Diluted earnings per share		$0.07	$0.08	$0.20	$0.18
Weighted Average Number of Shares Outstanding - Basic		168,077,624	167,192,640	168,003,035	167,048,582
Weighted Average Number of Shares Outstanding - Diluted		169,782,024	171,284,390	169,992,421	171,115,860

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2017	2016	2017	2016
Net income		$16,067	$16,638	$44,183	$39,164
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		6,519	(11,730)	20,662	(20,602)
Share of other comprehensive (loss) income in associate	3	(38)	61	(51)	(12)
Reclassification to net income upon ownership dilution of investment in associate	3, 8	18	-	18	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	338	(122)	859	19
Other comprehensive income (loss), net of taxes		$6,837	$(11,791)	$21,488	$(20,595)
Attributable to:
Equity holders of the Company		$5,471	$(9,769)	$18,255	$(16,991)
Non-controlling interests	9	1,366	(2,022)	3,233	(3,604)
		$6,837	$(11,791)	$21,488	$(20,595)
Total comprehensive income		$22,904	$4,847	$65,671	$18,569

Attributable to:
Equity holders of the Company		$18,189	$3,346	$53,055	$13,176
Non-controlling interests		4,715	1,501	12,616	5,393
		$22,904	$4,847	$65,671	$18,569

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2017	2016	2017	2016
Cash provided by
Operating activities
Net income		$16,067	$16,638	$44,183	$39,164
Add (deduct) items not affecting cash:
Finance costs	13	112	161	329	685
Depreciation, amortization and depletion		4,683	5,463	14,176	16,812
Share of loss (income) in associate	3	142	126	511	(160)
Dilution gain on investment in associate	3	(822)	-	(822)	-
Reclassification of other comprehensive loss upon wonership dilution of investment in associate	3, 8	18	-	18	-
Gain on disposal of NSR	4	-	-	(4,320)	-
Impairment of plant and equipment and mineral rights and properties		-	-	-	181
Income tax expense	14	4,302	5,353	13,586	14,091
Finance income	13	(822)	(647)	(2,046)	(1,615)
Loss on disposal of plant and equipment	5	148	392	324	457
Share-based compensation	7(b)	458	214	1,144	654
Income taxes paid		(2,065)	(1,115)	(9,647)	(4,030)
Interest received		822	647	2,046	1,615
Interest paid		-	(853)	-	(954)
Changes in non-cash operating working capital	18	4,431	1,955	5,598	8,656
Net cash provided by operating activities		27,474	28,334	65,080	75,556

Investing activities
Mineral rights and properties
Capital expenditures		(5,705)	(14,897)	(16,638)	(25,605)
Plant and equipment
Additions		(1,724)	(1,433)	(4,455)	(4,556)
Proceeds on disposals	5	-	19	19	51
Other investments
Acquisition	6	-	(782)	-	(782)
Proceeds on disposals	6	-	-	-	33
Reclamation		(17)	(1,775)	(36)	(2,160)
Investment in associate	3	(3,836)	-	(23,861)	-
Net purchases of short-term investments		10,422	(5,542)	(21,345)	(11,518)
Net cash used in investing activities		(860)	(24,410)	(66,316)	(44,537)

Financing activities
Non-controlling interests
Distribution	9	-	-	(4,891)	(1,460)
Cash dividends distributed	7(c)	(1,683)	(1,585)	(3,362)	(1,585)
Proceeds from issuance of common shares		174	192	342	489
Common shares repurchased as part of normal course issuer bid	7(d)	(1,779)	-	(1,779)	-
Net cash used in financing activities		(3,288)	(1,393)	(9,690)	(2,556)
Effect of exchange rate changes on cash and cash equivalents		1,579	(2,041)	4,197	(3,452)

Increase (decrease) in cash and cash equivalents		24,905	490	(6,729)	25,011
Cash and cash equivalents, beginning of the period		41,369	66,484	73,003	41,963
Cash and cash equivalents, end of the period		$66,274	$66,974	$66,274	$66,974
Supplementary cash flow information	18

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Retained	Total equity attributable	Non-
		Number of		option		comprehensive	earnings	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	(deficit)	the Company	interests	Total equity
Balance, April 1, 2016		166,846,356	$230,933	$12,628	$25,409	$(35,994)	$562	$233,538	$53,021	$286,559
Options exercised		460,964	657	(168)	-	-	-	489	-	489
Share-based compensation		-	-	654	-	-	-	654	-	654
Dividends declared		-	-	-	-	-	(1,585)	(1,585)	-	(1,585)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(1,460)	(1,460)
Comprehensive (loss) income		-	-	-	-	(16,991)	30,167	13,176	5,393	18,569
Balance, December 31, 2016		167,307,320	$231,590	$13,114	$25,409	$(52,985)	$29,144	$246,272	$56,954	$303,226
Options exercised		582,316	565	(150)	-	-	-	415	-	415
Share-based compensation		-	-	361	-	-	-	361	-	361
Distribution to non-controlling interests		-	-	-	-	-	-	-	(5,630)	(5,630)
Comprehensive income		-	-	-	-	2,566	13,507	16,073	3,490	19,563
Balance, March 31, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935
Options exercised		564,619	468	(126)	-	-	-	342	-	342
Share-based compensation	7(b)	-	-	1,144	-	-	-	1,144	-	1,144
Dividends declared	7(c)	-	-	-	-	-	(3,362)	(3,362)	-	(3,362)
Common shares repurchased as part of normal course issuer bid	7(d)	(788,000)	(1,779)	-	-	-	-	(1,779)	-	(1,779)
Comprehensive income		-	-	-	-	18,255	34,800	53,055	12,616	65,671
Balance, December 31, 2017		167,666,255	$230,844	$14,343	$25,409	$(32,164)	$74,089	$312,521	$67,430	$379,951

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and as of May 15, 2017, on NYSE American Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

Operating results for the three and nine months ended December 31, 2017, are not necessarily indicative of the results that may be expected for the year ending March 31, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2017. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2017 except for narrow scope amendments to IAS 7 – Statement of Cashflows and IAS 12 – Income Taxes which were effective in the current year. These amendments had no material impact on the Company’s financial statements.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on February 7, 2018.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2017	2017	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM (ii)
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP (ii)
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")
(ii) Collectively as "Ying Mining District"

(c) Accounting standards issued but not yet in effect

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. In April 2016, the IASB issued targeted amendments to IFRS 15 related to identifying performance obligations, principal vs agent consideration, licensing and transitional relief for modified contracts and completed contracts. The Company has reviewed its revenue streams and underlying contracts with customers to determine the impact that the adoption of IFRS 15 will have on its financial statements. The Company plans to apply IFRS 15 at the date it becomes effective but has not yet selected a transition approach and does not anticipate that there will be any significant recognition or measurement impact subsequent to adoption. The Company continues to evaluate the impact that the adoption will have on disclosure in the consolidated financial statements.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2010) – Financial Instruments effective April 1, 2011. The Company has reviewed its financial instruments to determine the impact that the adoption of IFRS 9 will have on its financial statements. The Company does not anticipate that there will be any changes to the classification or the carrying values of the Company’s financial instruments as a result of the adoption. The Company does not currently apply hedge accounting to its risk management contracts and does not intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The Company continues to evaluate the impact that the adoption will have on disclosure in the consolidated financial statements.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS

15 - Revenue from Contracts with Customers. The Company has developed a project plan and is gathering data to assess the impact that the adoption of IFRS 16 will have on its consolidated financial statements by cataloging and reviewing all existing leases.

3. INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In July 2017, the Company participated in NUAG’s private placement and subscribed 25,000,000 common shares of NUAG for $20.0 million and acquired additional 474,600 shares from the public market for $0.5 million during the nine months ended December 31, 2017.

In November 2017, the Company participated in NUAG’s strategic private placement. The placement was for 19,000,000 million units, and the Company subscribed 3,000,000 units while Pan American Silver Corp. subscribed 16,000,000 units, at a price of CAD$1.42 per unit. Each unit is comprised of one common share of NUAG and one half of one common share purchase warrant. Arising from this strategic private placement, the Company’s ownership in NUAG was diluted from 32.2% to 29.8% and a dilution gain of $0.8 million was recorded.

For three and nine months ended December 31, 2017, other comprehensive loss of $18 and $18, respectively (three and nine months ended December 31, 2016 - $nil and $nil, respectively) was reclassified to net income as a result of the Company’s ownership dilution in NUAG.

As at December 31, 2017, the Company owned 39,280,900 common shares (March 31, 2017 – 10,806,300) of NUAG, representing an ownership interest of 29.8% (March 31, 2017 – 16.1%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2016	10,806,300	$3,133	$2,333
Share of net income		282
Share of other comprehensive loss		(12)
Impairment recovery		5,278
Foreign exchange impact		(164)
Balance, March 31, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(511)
Share of other comprehensive loss		(51)
Dilution gain		822
Foreign exchange impact		1,264
Balance December 31, 2017	39,280,900	$33,902	$46,029

4. OTHER INVESTMENTS

	December 31, 2017	March 31, 2017
Equity investments designated as FVTOCI

Publicly-traded companies	$6,800	$1,207

Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. As of December 31, 2017, none of the investments held by the Company represented more than 10% of the respective interest of investees.

The continuity of such investments is as follow:

	Fair value	Accumulated fair value change included in OCI
April 1, 2016	$287	$(6,429)
Change in fair value on equity investments designated as FVTOCI	196	196
Purchase of equity investments	782	-
Impact of foreign currency translation	(58)	-
March 31, 2017	$1,207	$(6,233)
Change in fair value on equity investments designated as FVTOCI	859	859
Equity investments received as consideration for disposal of NSR	4,320	-
Impact of foreign currency translation	414	-
December 31, 2017	$6,800	$(5,374)

On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,320 (CAD$5.8 million) and recognized a gain of $4,320 on disposal of the NSR.

5. PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2016	$91,162	$6,442	$27,255	$7,103	$9,075	$141,037
Additions	1,748	215	850	300	1,656	4,769
Disposals	(267)	(323)	(321)	(837)	(3)	(1,751)
Reclassification of asset groups(1)	7,841	-	318	-	(8,159)	-
Impact of foreign currency translation	(6,000)	(370)	(1,750)	(435)	(426)	(8,981)
Balance as at March 31, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074
Additions	1,120	707	816	438	1,212	4,293
Disposals	(245)	(184)	(293)	(424)	-	(1,146)
Reclassification of asset groups(1)	339	-	4	-	(343)	-
Impact of foreign currency translation	5,625	634	1,284	330	154	8,027
Ending balance as at December 31, 2017	$101,323	$7,121	$28,163	$6,475	$3,166	$146,248

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2016	$(42,658)	$(4,693)	$(17,177)	$(5,407)	$(57)	$(69,992)
Disposals	82	276	187	617	-	1,162
Depreciation and amortization	(2,893)	(507)	(1,674)	(480)	-	(5,554)
Impact of foreign currency translation	2,763	258	1,144	342	4	4,511
Balance as at March 31, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)
Disposals	67	166	205	365	-	803
Depreciation and amortization	(2,352)	(304)	(1,215)	(282)	-	(4,153)
Impact of foreign currency translation	(2,581)	(265)	(1,075)	(287)	(3)	(4,211)
Ending balance as at December 31, 2017	$(47,572)	$(5,069)	$(19,605)	$(5,132)	$(56)	$(77,434)

Carrying amounts
Balance as at March 31, 2017	$51,778	$1,298	$8,832	$1,203	$2,090	$65,201
Ending balance as at December 31, 2017	$53,751	$2,052	$8,558	$1,343	$3,110	$68,814

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

Carrying amounts as at December 31, 2017	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$36,638	$2,502	$13,543	$1,070	$53,753
Office equipment	1,661	46	165	179	2,051
Machinery	5,622	344	2,593	-	8,559
Motor vehicles	1,246	33	61	2	1,342
Construction in progress	1,209	1,900	-	-	3,109
Total	$46,376	$4,825	$16,362	$1,251	$68,814

Carrying amounts as at March 31, 2017	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,079	$2,533	$13,087	$1,079	$51,778
Office equipment	1,009	51	160	78	1,298
Machinery	5,817	372	2,643	-	8,832
Motor vehicles	1,138	44	21	-	1,203
Construction in progress	255	1,831	4	-	2,090
Total	$43,298	$4,831	$15,915	$1,157	$65,201

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the three and nine months ended December 31, 2017, certain plant and equipment were disposed for proceeds of $nil and $19, respectively (three and nine months ended December 31, 2016 - $19 and $51, respectively) and loss of $148 and $324, respectively (three and nine months ended December 31, 2016 –loss of $392 and $457, respectively).

6. MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2016	$232,127	$64,815	$109,478	$21,257	$179	$427,856
Capitalized expenditures	18,058	-	714	-	-	18,772
Mine right fee	1,337	-	-	-	-	1,337
Environmental rehabiliation	(1,448)	(101)	(57)	-	-	(1,606)
Foreign currecy translation impact	(15,227)	(968)	(6,933)	(1,351)	(5)	(24,484)
Balance as at March 31, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875
Capitalized expenditures	16,200	-	246	234	-	16,680
Foreign currecy translation impact	14,305	829	6,065	1,175	11	22,385
Ending balance as at December 31, 2017	$265,352	$64,575	$109,513	$21,315	$185	$460,940

Impairment and accumulated depletion
Balance as at April 1, 2016	$(55,524)	$(57,386)	$(77,609)	$(21,257)	$-	$(211,776)
Impairment loss	-	-	-	-	(181)	(181)
Depletion	(12,457)	-	(1,869)	-	-	(14,326)
Foreign currecy translation impact	3,824	495	4,931	1,351	7	10,608
Balance as at March 31, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)
Depletion	(9,659)	-	(1,561)	-	-	(11,220)
Foreign currecy translation impact	(4,078)	(427)	(4,427)	(1,167)	(11)	(10,110)
Ending balance as at December 31, 2017	$(77,894)	$(57,318)	$(80,535)	$(21,073)	$(185)	$(237,005)

Carrying amounts
Balance as at March 31, 2017	$170,690	$6,855	$28,655	$-	$-	$206,200
Ending balance as at December 31, 2017	$187,458	$7,257	$28,978	$242	$-	$223,935

7. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2017 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2016	9,174,025	$2.39
Options granted	1,173,000	3.77
Options exercised	(1,043,280)	1.13
Options forfeited	(847,238)	3.61
Options expired	(777,000)	8.92
Balance, March 31, 2017	7,679,507	$1.97
Option granted	1,120,000	3.36
Options exercised	(564,619)	0.77
Options forfeited	(116,125)	2.92
Options expired	(505,000)	5.70
Balance, December 31, 2017	7,613,763	$2.00

During the nine months ended December 31, 2017, a total of 1,120,000 options with a life of three years were granted to officers and employees at an exercise price of CAD$3.36 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

The fair value of stock options granted during the nine months ended December 31, 2017 and 2016 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2017	2016
Risk free interest rate	1.54%	0.59%
Expected life of option in years	2.25 years	2.25 years
Expected volatility	72%	70%
Expected dividend yield	1.17%	-
Estimated forfeiture rate	10%	11%
Weighted average share of price at date of grant	$3.36	$4.34

The weighted average grant date fair value of options granted during the nine months ended December 31, 2017 was CAD$1.33 (nine months ended December 31, 2016 – CAD$1.74). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and nine months ended December 31, 2017, a total of $458 and $1,114, respectively (three and nine months ended December 31, 2016 - $214 and $654, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding at December 31, 2017:

					Weighted
		Weighted average	Weighted		average
	Number of options	remaining	average	Number of options	exercise
	outstanding at	contractual life	exercise price	exercisable at	price in
Exercise price in CAD$	December 31, 2017	(Years)	in CAD$	December 31, 2017	CAD$
$0.66	2,591,294	1.00	$0.66	2,591,294	0.66
$1.43	1,497,257	2.42	$1.43	1,221,425	1.43
$1.75	354,625	1.41	$1.75	305,000	1.75
$1.76	238,683	1.79	$1.76	174,109	1.76
$2.98	126,843	1.06	$2.98	117,876	2.98
$3.25	168,375	0.42	$3.25	168,375	3.25
$3.36	1,070,000	2.75	$3.36	-	-
$3.41	266,124	0.70	$3.41	266,124	3.41
$3.63	960,000	2.05	$3.63	247,500	3.63
$3.91	167,562	0.18	$3.91	167,562	3.91
$4.34	143,000	1.71	$4.34	71,500	4.34
$5.58	30,000	2.15	$5.58	7,500	5.58
$ 0.66 - 5.58	7,613,763	1.68	$2.00	5,338,265	$1.50

Subsequent to December 31, 2017, a total of 101,767 options with exercise prices ranging from CAD$0.66 to CAD$2.98 were exercised and 65,751 options with exercise prices ranging from CAD$1.43 to CAD$3.63 were cancelled.

(c) Cash dividends declared

During the three and nine months ended December 31, 2017, dividends of $1,683 and $3,362, respectively (for three and nine months ended December 31, 2016 - $1,585 and $1,585, respectively) were declared and paid.

(d) Normal course issuer bid

On November 23, 2017, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 8,409,712 of its own common shares until November 26, 2018.

As at December 31, 2017, the Company acquired a total of 788,000 common shares at a cost of $1,779 under the NCIB program. Transaction costs related to the acquisition of the common shares were $6. All shares bought were subsequently cancelled.

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2017	March 31, 2017
Change in fair value on equity investments designated as FVTOCI	$(37,027)	$(37,886)
Share of other comprehensive loss in associate	(231)	(198)
Currency translation adjustment	5,094	(12,335)
Balance, end of the period	$(32,164)	$(50,419)

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive loss in associate and currency translation adjustment are net of tax of $nil for all periods presented.

9. NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2016	$51,596	$4,231	$4,197	$(3,082)	$(3,921)	$53,021
Share of net income (loss)	11,247	756	(340)	186	(25)	11,824
Share of other comprehensive income (loss)	(2,703)	(141)	(193)	48	48	(2,941)
Distributions	(6,328)	(762)	-	-	-	(7,090)
Balance, March 31, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814
Share of net income (loss)	7,980	945	(286)	323	421	9,383
Share of other comprehensive income (loss)	2,847	303	136	(24)	(29)	3,233
Balance, December 31, 2017	$64,639	$5,332	$3,514	$(2,549)	$(3,506)	$67,430

As at December 31, 2017, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2017, Henan Found paid dividends of $nil and $3,804, respectively that was declared and accrued in the prior year to Henan Non-ferrous (three and nine months ended December 31, 2016 – $nil and $1,460, respectively).

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2017, Henan Found paid dividends of $nil and $1,087, respectively that was declared and accrued in the prior year to Henan Xinxiangrong (three and nine months ended December 31, 2016 – $nil and $nil, respectively).

10. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

(a) Transactions with NUAG

Due from related parties	December 31, 2017	March 31, 2017
NUAG	$25	$92

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three and nine months ended December 31, 2017, the Company recovered $137 and $387, respectively (three and nine months ended December 31, 2016 - $46 and $139, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b) Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to company controlled by key management personnel, were as follows:

	Three Month ended December 31, 2017		Nine Month ended December 31,
	2017	2016	2017	2016
Salaries and bonuses	$376	$357	$1,908	$1,094
Share-based compensation	433	-	433	134
	$809	$357	$2,341	$1,228

11. GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2017	2016	2017	2016
Office and administrative expenses	$1,894	$1,379	$4,886	$4,074
Amortization and depreciation	305	285	885	951
Salaries and benefits	2,176	1,833	6,315	5,305
Share-based compensation	458	214	1,144	654
Professional fees	82	239	728	1,478
	$4,915	$3,950	$13,958	$12,462

12. GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Government fees	$67	$141	$341	$1,317
Other taxes	835	909	2,092	2,159
	$902	$1,050	$2,433	$3,476

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

13. FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2017	2016	2017	2016
Interest income	$822	$647	$2,046	$1,615

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2017	2016	2017	2016
Interest on mine right fee	$-	$10	$-	$226
Interest on bank loan	-	49	-	149
Unwinding of discount of environmental rehabilitation provision	112	102	329	310
	$112	$161	$329	$685

14. INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2017	2016	2017	2016
Current	$3,712	$4,737	$11,455	$10,343
Deferred	590	616	2,131	3,748
	$4,302	$5,353	$13,586	$14,091

15. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at December 31, 2017 and March 31, 2017 that

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,274	$-	$-	$66,274
Investments in publicly traded companies	6,800	-	-	6,800

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2017 and March 31, 2017, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three and nine months ended December 31, 2017 and 2016.

(a)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2017			March 31, 2017
	Within a year	2-3 years	4-5 years	Total	Total
Accounts payable and accrued liabilities	$34,799	$-	$-	$34,799	$30,374

(b) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2017	March 31, 2017
Financial assets denominated in U.S. Dollars	$21,830	$29,093
Financial assets denominated in Chinese RMB	$1	$7,115

As at December 31, 2017, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.2 million.

(c) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at December 31, 2017, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at December 31, 2017. There were no amounts in other receivables which were past due at December 31, 2017 (at March 31, 2017 - $nil) for which no provision is recognized.

(e) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2017, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.68 million.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

16. SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for assets and liabilities are as follows:

December 31, 2017

	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$93,926	$1,531	$10,359	$677	$2,392	$23,208	$132,093
Plant and equipment	46,376	4,825	16,362	10	1,088	153	68,814
Mineral rights and properties	187,458	7,257	28,978	242	-	-	223,935
Investment in an associate	-	-	-	-	-	33,902	33,902
Other investments	-	-	-	5,604	-	1,196	6,800
Reclamation deposits	5,201	-	154	-	-	8	5,363
Long-term prepaids and deposits	411	105	240	206	-	-	962
Total assets	$333,372	$13,718	$56,093	$6,739	$3,480	$58,467	$471,869

Current liabilities	$32,858	$1,607	$6,563	$2,898	$1,058	$2,203	$47,187
Deferred income tax liabilities	30,622	894	-	-	-	-	31,516
Environmental rehabilitation	11,038	998	884	295	-	-	13,215
Total liabilities	$74,518	$3,499	$7,447	$3,193	$1,058	$2,203	$91,918

March 31, 2017

	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$64,298	$1,869	$4,796	$523	$823	$38,523	$110,832
Plant and equipment	43,297	4,832	15,915	-	1,081	76	65,201
Mineral rights and properties	170,690	6,855	28,655	-	-	-	206,200
Investment in an associate	-	-	-	-	-	8,517	8,517
Other investments	-	-	-	-	-	1,207	1,207
Reclamation deposits	4,901	-	145	-	-	8	5,054
Long-term prepaids and deposits	432	99	306	122	-	-	959
Total assets	$283,618	$13,655	$49,817	$645	$1,904	$48,331	$397,970

Current liabilities	$29,951	$1,425	$3,860	$2,959	$184	$1,778	$40,157
Mine right fee payable	-	-	-	-	-	-	-
Deferred income tax liabilities	26,846	846	-	-	-	-	27,692
Environmental rehabilitation	10,183	918	813	272	-	-	12,186
Total liabilities	$66,980	$3,189	$4,673	$3,231	$184	$1,778	$80,035

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Segmented information for operating results are as follows:

Three months ended December 31, 2017
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$34,832	$-	$9,520	$-	$-	$-	$44,352
Cost of sales	(15,616)	-	(5,570)	-	-	-	(21,186)
Gross profit	19,216	-	3,950	-	-	-	23,166

Operating (expenses) recovery	(2,249)	(380)	(984)	2,095	(380)	(1,609)	(3,507)
Finance items	292	(20)	3	(2)	63	374	710
Income tax (expenses) recovery	(4,314)	12	-	-	-	-	(4,302)
Net income (loss)	$12,945	$(388)	$2,969	$2,093	$(317)	$(1,235)	$16,067

Attributed to:
Equity holders of the Company	10,092	(271)	2,826	1,623	(317)	(1,235)	12,718
Non-controlling interests	2,853	(117)	143	470	-	-	3,349
Net income (loss)	$12,945	$(388)	$2,969	$2,093	$(317)	$(1,235)	$16,067
(1) Hunan's BYP project was placed on care and maintenance starting August 2014;

Three months ended December 31, 2016
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$40,040	$-	$7,798	$-	$-	$-	$47,838
Cost of sales	(16,685)	-	(4,775)	-	-	-	(21,460)
Gross profit	23,355	-	3,023	-	-	-	26,378

Operating expenses	(2,032)	(497)	(895)	(55)	(315)	(1,079)	(4,873)
Finance items	30	(34)	27	(3)	59	407	486
Income tax (expenses) recovery	(5,338)	(20)	-	-	-	5	(5,353)
Net income (loss)	$16,015	$(551)	$2,155	$(58)	$(256)	$(667)	$16,638

Attributed to:
Equity holders of the Company	12,413	(386)	2,056	(45)	(256)	(667)	13,115
Non-controlling interests	3,602	(165)	99	(13)	-	-	3,523
Net income (loss)	$16,015	$(551)	$2,155	$(58)	$(256)	$(667)	$16,638

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2017
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$107,125	$-	$24,465	$-	$-	$-	$131,590
Cost of sales	(47,454)	-	(15,359)	-	-	-	(62,813)
Gross profit	59,671	-	9,106	-	-	-	68,777

Operating (expenses) income	(6,091)	(896)	(2,222)	6,202	(999)	(8,719)	(12,725)
Finance items, net	355	(59)	2	(7)	193	1,233	1,717
Income tax expenses	(13,587)	2	-	-	(1)	-	(13,586)
Net income (loss)	$40,348	$(953)	$6,886	$6,195	$(807)	$(7,486)	$44,183

Attributable to:
Equity holders of the Company	31,423	(667)	6,563	5,774	(807)	(7,486)	34,800
Non-controlling interests	8,925	(286)	323	421	-	-	9,383
Net income (loss)	$40,348	$(953)	$6,886	$6,195	$(807)	$(7,486)	$44,183

(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Nine months ended December 31, 2016
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$110,666	$-	$18,741	$-	$-	$-	$129,407
Cost of sales	(48,819)	-	(12,707)	-	-	-	(61,526)
Gross profit	61,847	-	6,034	-	-	-	67,881

Operating expenses	(7,122)	(926)	(2,053)	(113)	(1,044)	(4,117)	(15,375)
Impairment loss	-	-	-	-	-	(181)	(181)
Finance items, net	(55)	(49)	29	(7)	200	812	930
Income tax (expenses) recovery	(13,617)	52	-	-	(1)	(525)	(14,091)
Net income (loss)	$41,053	$(923)	$4,010	$(120)	$(845)	$(4,011)	$39,164

Attributable to:
Equity holders of the Company	31,924	(646)	3,838	(93)	(845)	(4,011)	30,167
Non-controlling interests	9,129	(277)	172	(27)	-	-	8,997
Net income (loss)	$41,053	$(923)	$4,010	$(120)	$(845)	$(4,011)	$39,164

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2017 and 2016 was all earned in China and is comprised of:

	Three months ended December 31, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$17,718	$2,088	$19,806
Gold (Au)	632	-	632
Lead (Pb)	14,045	2,378	16,423
Zinc (Zn)	2,337	5,048	7,385
Other	100	6	106
	$34,832	$9,520	$44,352

	Three months ended December 31, 2016
	Henan Luoning	Guangdong	Total
Silver (Ag)	$21,664	$1,746	$23,410
Gold (Au)	723	-	723
Lead (Pb)	16,658	2,085	18,743
Zinc (Zn)	995	3,775	4,770
Other	-	192	192
	$40,040	$7,798	$47,838

	Nine months ended December 31, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$56,850	$5,735	$62,585
Gold (Au)	2,448	-	2,448
Lead (Pb)	41,728	5,948	47,676
Zinc (Zn)	5,604	12,548	18,152
Other	495	234	729
	$107,125	$24,465	$131,590

	Nine months ended December 31, 2016
	Henan Luoning	Guangdong	Total
Silver (Ag)	$65,953	$5,268	$71,221
Gold (Au)	2,682	-	2,682
Lead (Pb)	38,723	4,656	43,379
Zinc (Zn)	3,308	8,514	11,822
Other	-	303	303
	$110,666	$18,741	$129,407

(d) Major customers

For the nine months ended December 31, 2017, three major customers (nine months ended December 31, 2016 - three) accounted for 22% to 27%, (nine months ended December 31, 2016 - 16% to 32%) and collectively 74% (nine months ended December 31, 2016 - 78%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

17. COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,264	$405	$2,859	$-
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2017, the Company has two office rental agreements totaling $3,264 for the next five years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2017, the Company incurred rental expenses of $165 and $490, respectively (three and nine months ended December 31, 2016 - $93 and $393, respectively), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case was scheduled for a 60 day jury trial, commencing February 2018. The Company also commenced third party proceedings against other parties (the “Third Parties”), claiming contribution and indemnity. On August 22, 2016, the Company commenced an action against the parties to Huang Action and others seeking damages (the “Silvercorp Action”).
  Subsequent to the period end, the parties to the Huang Action and Silvercorp Action, have reached a confidential settlement agreement. The settlement resolves all claims between the Company, Mr. Huang, and the Third Parties in all actions, including the Huang Action and the Silvercorp Action, which will both be dismissed by consent. Nothing contained in this settlement represents an admission of liability, fault, or wrongdoing on the part of any of the parties.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. The $1.6 million has been included into the accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position of the Company. Henan

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2017 and for three and nine months ended December 31, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 but a court decision has not yet been made. The acquisition costs of the XHP Project was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million).
  SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid and was written off by the Company in prior years. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The Luoyang Intermediate People’s Court, Henan, China issued a court order demanding HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the Henan High People’s Count, China. A trial was heard in April 2017 and on June 16, 2017, the Henan High People’s Court, China dismissed HA Mining’s appeal and upheld the rulings made by the Luoyang Intermediate People’s Court, Henan, China. On August 4, 2017, HA Mining submitted an application to the Supreme People’s Court of China (the “Supreme Court”) to rehear the case, the application was rejected by the Supreme Court on November 24, 2017. On December 6, 2017, SX Gold and HA Mining reached a mutual settlement agreement that HA Mining would pay $2.3 million (RMB15.0 million) to SX Gold. As of December 31, 2017, HA Mining paid $2.3 million (RMB15.0 million) to the Company, which was included in other income of the condensed consolidated interim statements of income, and the case was closed.

18. SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2017	March 31, 2017
Cash on hand and at bank	$42,012	$39,243
Bank term deposits and GICs	24,262	33,760
Total cash and cash equivalents	$66,274	$73,003

Changes in non-cash operating working capital:	Three Months Ended December 31,		Nine Months Ended December 31,
	2017	2016	2017	2016
Trade and other receivables	$115	$77	$179	$866
Inventories	(2,645)	(618)	(3,074)	(1,097)
Prepaids and deposits	652	414	438	184
Accounts payable and accrued liabilities	7,945	3,956	7,835	8,744
Deposits received	(1,670)	(1,824)	149	127
Due from a related party	34	(50)	71	(168)
	$4,431	$1,955	$5,598	$8,656